CHATHAM LODGING TRUST
50 Cocoanut Row, Suite 200
Palm Beach, Florida 33480
April 13, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sonia Gupta Barros, Esq.
                 Jerard T. Gibson, Esq.

RE:	Chatham Lodging Trust Registration Statement on Form S-11 (File No. 333-162889)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Chatham Lodging Trust (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 4:00 p.m., Eastern time, on April 15, 2010 or as soon thereafter as practicable.
     The Company acknowledges the following:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company respectfully requests that it be notified of such effectiveness by a telephone call to David C. Wright at (804) 788-8388 and that such effectiveness also be confirmed in writing.

Very truly yours,

Chatham Lodging Trust

By: Name:	/s/ Jeffrey H. Fisher Jeffrey H. Fisher
Title:	Chairman, President and
Chief Executive Officer

April 13, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Chatham Lodging Trust Registration Statement on Form S-11 (File No. 333-162889)
Ladies and Gentlemen:
     As Representatives of the several Underwriters of the proposed public offering of up to 8,625,000 common shares, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness 4:00 p.m. (NYT) on April 15, 2010, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 5, 2010, through the date hereof:
     Preliminary Prospectus dated April 5, 2010:
     4,011 copies to prospective underwriters, institutional investors, dealers and others
     The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, BARCLAYS CAPITAL INC. FBR CAPITAL MARKETS & CO. As Representatives of the several Underwriters
By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Victoria Hale
Vice President